UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SPAN-AMERICA MEDICAL SYSTEMS, INC.

(Name of Subject Company)

SAVARIA (SC) INC.

SAVARIA CORPORATION

(Names of Filing Persons — Offeror)

Common Stock
(Title of Class of Securities)

846396109
(Cusip Number of Class of Securities)

Hélène Bernier

Savaria Corporation

4350 Highway 13

Laval, QB H7R 6E9
Tel: (450) 624-1851

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Christopher J. Cummings

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Toronto-Dominion Centre, 77 King Street West, Suite 3100

Toronto, ON M5K 1J3

Tel: (416) 504-0520

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$81,686,475	$9,467,46

*	Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying (i) $29.00 (i.e., the per share tender offer price) by (ii) the sum of (x) 2,764,625 shares of Span-America Medical Systems, Inc. issued and outstanding and (y) 52,150 shares subject to issuance pursuant to stock options issued and outstanding pursuant to previous stock plans that have expired. The foregoing share figures have been provided by the issuer to the offerors and are as of May 1, 2017, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001159.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☐

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Savaria (SC) Inc., a South Carolina corporation (“Purchaser”) and an indirect wholly owned subsidiary of Savaria Corporation, an Alberta corporation (“Savaria”), to purchase all outstanding shares of common stock, no par value (the “Shares”), of Span-America Medical Systems, Inc., a South Carolina corporation (“Span-America”), at $29.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)       The name of the subject company and the issuer of the securities to which this Schedule TO relates is Span-America Medical Systems, Inc., a South Carolina corporation. Span-America’s principal executive offices are located at 70 Commerce Center, Greenville, South Carolina 29615. Span-America’s telephone number at such address is (864) 288-8877.

(b)       This Schedule TO relates to all of the outstanding Shares. Span-America has advised us that, as of the close of business, on May 1, 2017, there were an aggregate of (i) 2,764,625 Shares issued and outstanding and (ii) 52,150 additional Shares underlying outstanding and unexercised stock options issued pursuant to previous stock plans that have expired.

(c)       The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is filed by Savaria and Purchaser. The information set forth in Section 9 — “Certain Information Concerning Purchaser and Savaria” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 9, 11, 12 and 13 — “Certain Information Concerning Purchaser and Savaria,” “Background of the Offer,” “Purpose of the Offer; Plans for Span-America; Appraisal Rights” and “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 6, 7, 12 and 13 — “Price Range of Shares; Dividends,” “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” “Purpose of the Offer; Plans for Span-America; Appraisal Rights,” and “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in Section 10 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interests in Securities of the Subject Company.

The information set forth in Sections 9, 12 and 13 — “Certain Information Concerning Purchaser and Savaria,” “Purpose of the Offer; Plans for Span-America; Appraisal Rights,” and “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Introduction” and Sections 11 and 17 — “Background of the Offer” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information

The information set forth in Sections 13 and 16 — “The Transaction Documents” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

See Exhibit Index.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Savaria (SC) Inc.

By:	/s/ Marcel Bourassa
Name: Marcel Bourassa
Title: President

Savaria Corporation

By:	/s/ Marcel Bourassa
Name: Marcel Bourassa
Title: President and CEO

Date: May 17, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated May 17, 2017.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Press Release issued by Savaria Corporation on May 1, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Savaria Corporation on May 1, 2017).

(b)	Commitment Letter dated as of May 1, 2017, among Savaria Corporation, National Bank of Canada and National Bank Financial Inc.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of May 1, 2017, among Savaria Corporation, Savaria (SC) Inc. and Span-America Medical Systems, Inc. (incorporated by reference to Exhibit 2.1 on the Current Report on Form 8-K filed by Span-America with the Securities and Exchange Commission on May 1, 2017).

(d)(2)	Form of Tender and Support, dated as of May 1, 2017, by and among Savaria Corporation, Savaria (SC) Inc. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 10.1 the Current Report on Form 8-K filed by Span-America with the Securities and Exchange Commission on May 1, 2017).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.